

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2021

Peter Wojcik
Chief Executive Officer
Pharmagreen Biotech Inc.
2987 Blackbear Court
Coquitlam, British Columbia V3E 3A2

Re: Pharmagreen Biotech Inc.
        Form 10-K for the Fiscal Year Ended September 30, 2020
        Filed January 8, 2021
        File No. 000-56090

Dear Mr. Wojcik:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation